EXHIBIT 99.1

Tanzanian Gold Corporation Announces Public Offering of Common Shares

TORONTO, Aug. 09, 2019 (GLOBE NEWSWIRE) -- Tanzanian Gold Corporation, (TSX:TNX) (NYSE American:TRX) (the “Company”) announced today that it has commenced an underwritten public offering of up to 4,000,000 Common Shares at $0.75 per share.  R.F. Lafferty Co., Inc. is acting as underwriter to offer and sell the Common Shares on a “best efforts” basis.  The Company intends to use the net proceeds from the offering in furtherance of a deep underground geophysical survey and the continuation and completion of Phase II drilling at the Buckreef Project.  Importantly, proceeds will also be used for the further construction of the resource-geology model and overall gold resource assessment at the Buckreef Project. Finally, and to a significantly lesser extent, proceeds will be used for working capital and other general corporate expenses.

The offering will be made pursuant to the Company's existing effective shelf registration statement, previously filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The offering of these Common Shares will be made only by means of a prospectus and related prospectus supplement. Copies of the prospectus and prospectus supplement relating to the Common Shares may be obtained by contacting: R.F. Lafferty & Co., Inc., Attention: Guy Crawford, Email: GCrawford@RFLafferty.com; Telephone: (212) 293-9052.

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair
Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tanzanianroyalty.com

Cautionary Note Regarding Forward-looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified using words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to, that the Company will be able to close on the common shares to be sold pursuant to the underwritten public offering and that the Company will achieve positive results from the geophysical survey and Phase II drilling at the Buckreef Project.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company’s Form 20-F Annual Report for the year ended August 31, 2018 and filed with the SEC on November 29, 2018.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

CONNECTICUT OFFICE:	TORONTO OFFICE:
PO Box 577	Bay Adelaide Centre, East Tower
U.S.A. 06784	22 Adelaide Street West, Suite 3400
Sherman, CT	Toronto, Ontario M5H 4E3 Canada
U.S.A. 06784	Toll Free (844) 364-1830
investors@Tangoldcorp.com	www.Tangoldcorp.com